VF 6-9-05



05043173

S ... MMISSION


SEC MAIL PROCESSING
RECEIVED
MAY 2 6 2005
WASH. D.C. 209 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodlands Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10077 Grogans Mill Road, Suite 130
(No. and Street)

The Woodlands, (City) Texas (State) 77380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hereford, Lynch, Sellars & Kirkham, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 2548 (Address) Conroe (City) Texas (State) 77305-2548 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/9

6-10-05

OATH OR AFFIRMATION

I, Morris Monroe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodlands Securities Corporation, as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANDREA D. SECHLER
MY COMMISSION EXPIRES
April 9, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Woodlands Securities Corporation

March 31, 2005

WOODLANDS SECURITIES CORPORATION
TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION



Hereford, Lynch, Sellars & Kirkham
Certified Public Accountants ◦ A Professional Corporation

Members of the
American Institute of Certified Public Accountants
Texas Society of Certified Public Accountants
Private Companies Practice Section
of the AICPA Division for Firms

1110 Loop 336 W., 4th Floor
P. O. Box 2548
Conroe, Texas 77305

Conroe (936) 756-8127
Fax (936) 756-8132
Houston Metro 936-441-1338

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Woodlands Securities Corporation
The Woodlands, Texas

We have audited the accompanying statement of financial condition of Woodlands Securities Corporation (the "Company") as of March 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodlands Securities Corporation at March 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hereford, Lynch, Sellars & Kirkham, P.C.
HEREFORD, LYNCH, SELLARS & KIRKHAM, P.C.
Certified Public Accountants

Conroe, Texas
May 13, 2005

FINANCIAL STATEMENTS

WOODLANDS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

ASSETS		
Cash and Cash Equivalents	$	68,358
Deposits with Clearing Organization		6,008
Receivables for Commissions and Fees		24,166
Other Receivables		3,990
Note from Related Party		52,713
Furniture, Fixtures and Equipment		
(Less: Accumulated Depreciation of $109,918)		30,199
Prepaid Federal Income Taxes		182
Total Assets	**$**	**185,616**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable and Other Liabilities	$	26,663
Commissions Payable		12,881
Note Payable		14,144
Total Liabilities	**$**	**53,688**
Commitments and Contingencies		
(See notes to financial statements)		
STOCKHOLDERS' EQUITY		
Common Stock, $1 Par Value, Authorized 100,000		
Shares, Issued and Outstanding 1,000 Shares	$	1,000
Additional Paid-In Capital		6,107
Retained Earnings		124,821
Total Stockholders' Equity	**$**	**131,928**
Total Liabilities and Stockholders' Equity	**$**	**185,616**

The accompanying notes are an integral part of these financial statements.

WOODLANDS SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2005

REVENUES	
Commissions and Fees	$ 1,123,373
Interest and Dividends	47,687
Other Income	5,150
Total Revenues	**$ 1,176,210**
EXPENSES	
Employee Compensation and Benefits	$ 311,348
Clearance Fees	19,990
Commission Expense	516,684
Communications and Data Processing	63,950
General and Administrative	197,205
Other Expenses	39,943
Total Expenses	**$ 1,149,120**
Income Before Income Taxes	**$ 27,090**
Provision for Income Taxes	1,033
NET INCOME	**$ 26,057**

The accompanying notes are an integral part of these financial statements.

WOODLANDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at April 1, 2004	1,000	$ 1,000	$ 6,107	$ 98,764	$ 105,871
Net Income	-	-	-	26,057	26,057
Balance at March 31, 2005	1,000	$ 1,000	$ 6,107	$ 124,821	$ 131,928

The accompanying notes are an integral part of these financial statements.

WOODLANDS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 26,057
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 12,274	
(Increase) Decrease in Operating Assets:		
Deposits with Clearing Organization	(6)	
Receivables for Commissions and Fees	5,812	
Other Receivables	(1,299)	
Note from Related Party	257	
Other Assets	315	
Increase (Decrease) in Operating Liabilities:		
Accounts Payable and Other Liabilities	(1,806)	
Commissions Payable	(4,024)	
Settlement Payable	(25,000)	
Total Adjustments		**(13,477)**
Net Cash Provided by Operating Activities		**$ 12,580**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Furniture, Fixtures and Equipment	$ (11,753)	
Net Cash Used in Investing Activities		**$ (11,753)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Note Payable	$ 25,188	
Payments on Note Payable	(16,356)	
Net Cash Provided by Financing Activities		**$ 8,832**
Increase in Cash and Cash Equivalents		**$ 9,659**
Cash and Cash Equivalents at Beginning of Year		58,699
Cash and Cash Equivalents at End of Year		**$ 68,358**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Federal Income Taxes Paid	$ -
Interest Expense Paid	732

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Woodlands Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of the State of Texas on April 26, 1988.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The provision for federal income taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Fixed Assets and Depreciation

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, such as cash interest-bearing demand deposits and money market funds.

NOTE 3- DEPOSITS WITH CLEARING ORGANIZATION

As of March 31, 2005, Woodlands Securities Corporation had cash on deposit in a clearance account with Southwest Securities, Inc. in the amount of $6,008. Southwest Securities, Inc. is located in Dallas, Texas and is a member of the NASD, Midwest Stock Exchange, New York Exchange, Inc., American Stock Exchange, Inc., Pacific Stock Exchange and the Securities Investor Protection Corporation. Additionally, Southwest Securities, Inc. is registered with the SEC. According to the Clearing Agreement between Southwest Securities, Inc. and the Company, Southwest Securities, Inc. is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

NOTE 4- RECEIVABLES FOR COMMISSIONS AND FEES

Accounts receivable for commissions and fees consisted of $24,166 at March 31, 2005.

NOTE 5- RETIREMENT PLAN

The Company provides the opportunity to enroll in a Simple IRA plan for retirement. The Simple IRA assets are fully vested and may be withdrawn at any time subject to taxes and penalties. The participants are generally required to begin taking minimum distributions from their Simple IRA upon attainment of age seventy and a half (70½) in accordance with Internal Revenue Service regulations. The Company matches the participating employees' contributions up to three percent (3%) of the employees' compensation. The Company contributed $6,670 to the participating employees' Simple IRAs during the year ended March 31, 2005.

NOTE 6- CONCENTRATION OF RISK

Credit Risk

Woodlands Securities Corporation engages in various broker-dealer activities in which counterparties primarily include broker-dealers, banks, other financial institutions and individuals. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Major Source of Revenue

The Company's major source of revenue is its broker-dealer services.

NOTE 7- COMMITMENTS AND CONTINGENT LIABILITIES

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

NOTE 8- NOTE PAYABLE

Woodlands Securities Corporation has an obligation to AFCO bearing interest at 5.5%. The loan is payable in monthly installments of $3,102 including interest, and is unsecured. The outstanding balance on the obligation was $14,144 at March 31, 2005.

NOTE 9- INCOME TAXES

A reconciliation of the difference between the expected income tax benefit and the actual income tax provision is shown below:

Net Income per Audit	$ 26,057
Permanent Differences	7,798
Temporary Differences	(7,521)
	$ 26,334
Net Operating Loss Deduction	(18,234)
Taxable Income	$ 8,100
U.S. Statutory Tax Rate	15%
	$ 1,215
Adjustment for Prior Year	(182)
Provision of Income Taxes	**$ 1,033**

NOTE 10- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital at the greater of 6 2/3% of total aggregate indebtedness or $5,000. Woodlands Securities Corporation had net capital of $43,935 which was $38,935 in excess of the minimum net capital requirement of $5,000 at March 31, 2005. The excess of net capital at 1,000% was $37,502 and the ratio of aggregate indebtedness to net capital was 1.22 to 1 at March 31, 2005.

NOTE 11- RESERVE REQUIREMENTS

Woodlands Securities Corporation is not obligated to report under SEC rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under rule 15c3-3. The Company clears all customer transactions through a broker-dealer, Southwest Securities, Inc., on a fully disclosed basis as requested for exemption under SEC rule 15c3-3 (k)(2)(ii).

NOTE 12- RELATED PARTY TRANSACTIONS

Woodlands Securities Corporation (the "Company") is affiliated with Woodlands Asset Management, Inc. (WAMI) and Woodlands Financial Services, Inc. (WFSI) through common ownership. During the fiscal year ending March 31, 2005, the Company received $286,494 from WAMI for shared expenses of overhead where they share office space and $135,362 from WFSI for Private Offerings, in revenues from the affiliated companies.

A receivable has been recorded in the amount of $52,713 for a split-dollar insurance policy. The note receivable was created when a stockholder purchased the split-dollar insurance policy. The premiums are paid by the stockholder, not by the Company.

SUPPLEMENTARY INFORMATION



Hereford, Lynch, Sellars & Kirkham
Certified Public Accountants ∘ A Professional Corporation

1110 Loop 336 W., 4th Floor
P. O. Box 2548
Conroe, Texas 77305

Members of the
American Institute of Certified Public Accountants
Texas Society of Certified Public Accountants
Private Companies Practice Section
of the AICPA Division for Firms

Conroe (936) 756-8127
Fax (936) 756-8132
Houston Metro 936-441-1338

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Woodlands Securities Corporation
The Woodlands, Texas

In planning and performing our audit of the financial statements and supplementary schedules of Woodlands Securities Corporation (the "Company"), for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, others within the company, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hereford, Lynch, Sellars & Kirkham, P.C.

HEREFORD, LYNCH, SELLARS & KIRKHAM, P.C.
Certified Public Accountants

Conroe, Texas
May 13, 2005

WOODLANDS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2005

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$	131,928
Deduct Stockholders' Equity Not Allowable for Net Capital		-
Total Stockholders' Equity Qualified for Net Capital	$	131,928
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		-
Other (Deductions) or Allowable Credits		-
Total Capital and Allowable Subordinated Liabilities	$	131,928
Deductions and/or Charges:		
Non-allowable Assets		87,092
Net Capital Before Haircuts on Securities Positions	$	44,836
Haircuts on Other Securities		1,083
Net Capital	**$**	**43,753**

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition		
Accounts Payable, Accrued Expenses and Other Liabilities	$	26,663
Commissions Payable		12,881
Note Payable		14,144
Items Not Included in Statement of Financial Condition		-
Total Aggregate Indebtedness	**$**	**53,688**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required		
Greater of $5,000 or $5,048 (6 2/3% of $53,688)	$	5,000
Excess Net Capital at 1,000 Percent	$	37,302
Ratio: Aggregate Indebtedness to Net Capital		1.22 to 1

WOODLANDS SECURITIES CORPORATION
RECONCILATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2005

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	40,313
Net Bookkeeping Adjustments to Revenues and Expenses		2,888
Bookkeeping Adjustments to Accrue and/or Adjust Receivables, Furniture, Fixtures and Equipment and Liabilities		552
Net Capital per Above	**$**	**43,753**
Retained Earnings, as Reported in Company's Part II (unaudited) FOCUS Report	$	121,933
Net Bookkeeping Adjustments to Revenues and Expenses		2,888
Retained Earnings per Audited Financial Statements	**$**	**124,821**